FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of Septermber 2008

HOLMES FINANCING (No 8) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2008 to 08 September 2008

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	445,026	42,041,421
Replenishment	0	0
Repurchased	(7,371)	(592,002)
Redemptions	(6,371)	(666,520)
Losses	(19)	(638)
Capitalised Interest	0	4,517	( * see below )
Other Movements	0	0
Carried Forward	431,265	40,786,778

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,692,652	152,060,893
Repurchased	(574,653)	(49,319,585)
Redemptions	(799,989)	(68,618,580)
Losses	(440)	(8,500)
Capitalised Interest	0	273,336	( * see above )
Other Movements	0	0
Carried Forward	431,265	40,786,778

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2008 to 08 September 2008

All values are in thousands of pounds sterling unless otherwise stated

Prepayment Rates
	Trust Payment Rate (CPR) - Redemptions	Annualised Trust Payment Rate (CPR)
1 Month	1.59%	17.45%
3 Month	5.30%	19.57%
12 Month	23.25%	23.25%

	Trust Payment Rate (CPR) - Repurchases	Annualised Trust Payment Rate (CPR)
1 Month	1.41%	13.11%
3 Month	5.95%	18.39%
12 Month	18.45%	18.45%

	Trust Payment Rate (CPR) - Redemptions and Repurchases	Annualised Trust Payment Rate (CPR)
1 Month	2.99%	30.56%
3 Month	11.25%	37.96%
12 Month	41.70%	41.70%

Asset Profiles
Weighted Average Seasoning	38.66	months
Weighted Average Loan size	£94,574.75
Weighted Average LTV	65.94%	*** (see below)
Weighted Average Indexed LTV	62.42%	using Halifax House Price Index
Weighted Average Indexed LTV	60.91%	using Nationwide House Price Index
Weighted Average Remaining Term	17.56	Years

Product Type Analysis	£000's	%
Variable Rate	9,009,799	22.09%
Fixed Rate	18,121,565	44.43%
Tracker Rate	13,655,413	33.48%
	40,786,778	100.00%

As at 08 September 2008 approximately 17.92% of the loans were flexible loans

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2008 to 08 September 2008

All values are in thousands of pounds sterling unless otherwise stated

Repayment Method Analysis	£000's	%
Endowment	3,683,046	9.03%
Interest Only	14,626,139	35.86%
Repayment	22,477,593	55.11%
	40,786,778	100.00%

As at 08 September 2008 approximately 29.58% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	22,628,504	55.48%
Remortgage	18,158,274	44.52%
	40,786,778	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 May 2008	7.09%
01 March 2008	7.34%
01 January 2008	7.59%
01 August 2007	7.84%

Geographic Analysis
Region	Number	£000's	%
East Anglia	16,339	1,402,926	3.44%
East Midlands	22,902	1,834,924	4.50%
Greater London	74,230	9,252,610	22.69%
North	17,214	1,162,881	2.85%
North West	49,981	3,778,865	9.26%
Scotland	26,123	1,765,684	4.33%
South East	115,732	12,757,978	31.28%
South West	35,299	3,312,807	8.12%
Wales	20,021	1,446,127	3.55%
West Midlands	26,314	2,102,414	5.15%
Yorkshire and Humberside	26,676	1,933,227	4.74%
Unknown	434	36,336	0.09%
Total	431,265	40,786,778	100.00%

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2008 to 08 September 2008

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%	Average Seasoning
0.00 - 25.00	38,174	1,407,322	3.45%	37.78
25.01 - 50.00	116,057	7,752,652	19.01%	40.56
50.01 - 75.00	161,715	17,507,943	42.93%	37.85
75.01 - 80.00	20,267	2,591,977	6.35%	35.97
80.01 - 85.00	28,054	3,949,727	9.68%	33.05
85.01 - 90.00	41,120	5,565,947	13.65%	34.70
90.01 - 95.00	25,878	2,011,210	4.93%	64.45
Total	431,265	40,786,778	100.00%	38.66

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Arrears
Band	Number	Principal	Overdue	%
Current	417,696	39,339,389	72	96.51%
1.00 - 1.99 months	7,839	849,692	6,820	2.08%
2.00 - 2.99 months	2,640	258,690	4,072	0.63%
3.00 - 3.99 months	1,166	116,074	2,588	0.28%
4.00 - 4.99 months	496	50,228	1,433	0.12%
5.00 - 5.99 months	371	38,077	1,334	0.09%
6.00 -11.99 months	696	73,313	3,650	0.18%
12 months and over	93	9,183	1,069	0.02%
Properties in Possession	268	28,843	2,251	0.07%
Total	431,265	40,763,489	23,289	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2008 to 08 September 2008

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	32,069,234	9,972,187
Replenishment of Assets	0	0
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(1,258,522)
Allocation of Losses	(487)	(151)
Share of Capitalised Interest	3,448	1,069
Payment Re Capitalised Interest	(3,448)	3,448
Balance Carried Forward	32,068,747	8,718,031

Carried Forward Percentage	78.62535%	21.37465%

Minimum Seller Share	2,672,072	6.55%

Cash Accumulation Ledger
	£000's
Brought Forward	1,515,206
Additional Amounts Accumulated	487
Payment of Notes	0
Carried Forward	1,515,693

Target Balance	1,514,019	payable on 15th October 2008

	1,514,019

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2008 to 08 September 2008

All values are in thousands of pounds sterling unless otherwise stated

Excess Spread *
Quarter to 15/07/08	0.3592%
Quarter to 15/04/08	0.3174%
Quarter to 15/01/08	0.5229%
Quarter to 15/10/07	0.5859%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 15/07/08	£563,000,000.00	£0.00	£10,000,000.00
Required Amount as at 15/07/08	£563,000,000.00	£0.00	£10,000,000.00
Percentage of Notes	1.68%	0.00%	0.03%
Percentage of Funding Share	1.76%	0.00%	0.03%

Notes Outstanding
	£000's	Enhancement
AAA Notes Outstanding	31,252,520	8.62%
AA Notes Outstanding	894,322	5.96%
A Notes Outstanding	464,856	4.57%
BBB Notes Outstanding	972,232	1.68%
Total	33,583,930

Properties in Possession

Stock
	Current Period
	Number	£000's
Brought Forward	260	28,195
Repossessed in Period	57	14,074
Sold in Period	(49)	(11,175)
Carried Forward	268	31,094

	Cumulative
	Number	£000's
Repossessed to date	2,271	376,418
Sold to date	(2,003)	(345,324)
Carried Forward	268	31,094

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2008 to 08 September 2008

All values are in thousands of pounds sterling unless otherwise stated

Repossession Sales Information
Average time Possession to Sale	106	Days
Average arrears at time of Sale	£6,621

MIG Claim Status **
	Number	£000's
MIG Claims made	199	1,396

**On the 14th October, 2005, Abbey exercised its right to cancel all relevant MIG policies and therefore, none of the mortgage loans in the portfolio are currently covered by a MIG policy.

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £30 billion

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com
Or, visit our website at www.holmesreporting.com

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2008 to 08 September 2008

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	5.81938%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	5.81938%	1.75%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 330,000,000	4.96300%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 11,333,333	4.96300%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 19,166,667	4.96300%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	5.81938%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	2.79063%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	5.81938%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	5.81938%	0.90%
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	2.79063%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	4.96300%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	5.81938%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	5.81938%	0.09%
Series 3 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	€ 1,000,000,000	4.96300%	0.07%
Series 3 Class B1	Holmes Financing No. 10	AA/Aa3/AA	€ 37,000,000	4.96300%	0.12%
Series 3 Class B2	Holmes Financing No. 10	AA/Aa3/AA	£27,500,000	5.81938%	0.12%
Series 3 Class M1	Holmes Financing No. 10	A/A2/A	€ 34,000,000	4.96300%	0.20%
Series 3 Class M2	Holmes Financing No. 10	A/A2/A	£20,000,000	5.81938%	0.20%
Series 3 Class C1	Holmes Financing No. 10	BBB/Baa2/BBB	€ 52,500,000	4.96300%	0.40%
Series 3 Class C2	Holmes Financing No. 10	BBB/Baa2/BBB	£22,000,000	5.81938%	0.40%
Series 4 Class A1	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	2.79063%	0.08%
Series 4 Class A2	Holmes Financing No. 10	AAA/Aaa/AAA	£750,000,000	5.81938%	0.09%
Series 2 Class A	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	2.79063%	0.06%
Series 2 Class B	Holmes Master Issuer 2006-1	AA/Aa3/AA	$35,000,000	2.79063%	0.12%
Series 2 Class M	Holmes Master Issuer 2006-1	A/A2/A	$30,000,000	2.79063%	0.19%
Series 2 Class C	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	$40,000,000	2.79063%	0.39%
Series 3 Class A1	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$900,000,000	2.79063%	0.08%
Series 3 Class A2	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	€ 670,000,000	4.96300%	0.10%
Series 3 Class A3	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	£700,000,000	5.81938%	0.10%
Series 3 Class B2	Holmes Master Issuer 2006-1	AA/Aa3/AA	€ 37,500,000	4.96300%	0.15%
Series 3 Class B3	Holmes Master Issuer 2006-1	AA/Aa3/AA	£20,000,000	5.81938%	0.15%
Series 3 Class M2	Holmes Master Issuer 2006-1	A/A2/A	€ 35,500,000	4.96300%	0.22%
Series 3 Class M3	Holmes Master Issuer 2006-1	A/A2/A	£12,000,000	5.81938%	0.22%
Series 3 Class C2	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	€ 61,500,000	4.96300%	0.42%
Series 3 Class C3	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	£12,500,000	5.81938%	0.42%
Series 2 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,500,000,000	2.79063%	0.05%
Series 2 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 26,300,000	4.96300%	0.14%
Series 2 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 10,600,000	4.96300%	0.22%
Series 2 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£10,800,000	5.81938%	0.22%
Series 2 Class C1	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	$9,800,000	2.79063%	0.42%
Series 2 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 21,900,000	4.96300%	0.42%
Series 2 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£5,000,000	5.81938%	0.42%
Series 3 Class A1	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,600,000,000	2.79063%	0.08%
Series 3 Class A2	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	€ 1,500,000,000	4.96300%	0.10%
Series 3 Class A3	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	£800,000,000	5.81938%	0.10%
Series 3 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 46,700,000	4.96300%	0.14%

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2008 to 08 September 2008

All values are in thousands of pounds sterling unless otherwise stated

Series 3 Class B3	Holmes Master Issuer 2007-1	AA/Aa3/AA	£48,000,000	5.81938%	0.14%
Series 3 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 28,000,000	4.96300%	0.22%
Series 3 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£28,800,000	5.81938%	0.22%
Series 3 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 86,900,000	4.96300%	0.42%
Series 3 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£25,500,000	5.81938%	0.42%
Series 4 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,000,000,000	2.79063%	0.10%
Series 2 Class A	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	CAD 600,000,000	3.11429%	0.08%
Series 2 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$2,750,000,000	2.79063%	0.05%
Series 2 Class B1	Holmes Master Issuer 2007-2	AA/Aa3/AA	$25,000,000	2.79063%	0.12%
Series 2 Class B2	Holmes Master Issuer 2007-2	AA/Aa3/AA	€ 95,000,000	4.96300%	0.13%
Series 2 Class B3	Holmes Master Issuer 2007-2	AA/Aa3/AA	£50,000,000	5.81938%	0.14%
Series 2 Class C1	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	$34,000,000	2.79063%	0.41%
Series 2 Class C2	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	€ 106,000,000	4.96300%	0.41%
Series 2 Class C3	Holmes Master Issuer 2007-2	BBB/Baa2/BBB	£45,000,000	5.81938%	0.43%
Series 2 Class M1	Holmes Master Issuer 2007-2	A/A2/A	$10,000,000	2.79063%	0.22%
Series 2 Class M2	Holmes Master Issuer 2007-2	A/A2/A	€ 20,000,000	4.96300%	0.22%
Series 2 Class M3	Holmes Master Issuer 2007-2	A/A2/A	£38,000,000	5.81938%	0.24%
Series 3 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$1,250,000,000	2.79063%	0.08%
Series 3 Class A2	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	€ 1,300,000,000	4.96300%	0.09%
Series 3 Class A3	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	£450,000,000	5.81938%	0.09%
Series 4 Class A1	Holmes Master Issuer 2007-2	AAA/Aaa/AAA	$750,000,000	2.79063%	0.10%
Series 1 Class A1	Holmes Master Issuer 2007-3	AAA/Aaa/AAA	€ 3,854,466,000	5.38800%	0.29%
Series 1 Class A2	Holmes Master Issuer 2007-3	AAA/Aaa/AAA	€ 3,114,720,000	4.81200%	0.31%
Series 1 Class A3	Holmes Master Issuer 2007-3	AAA/Aaa/AAA	€ 2,491,776,000	4.81300%	0.32%
Series 1 Class B	Holmes Master Issuer 2007-3	AA/Aa3/AA	£124,000,000	5.81938%	1.00%
Series 1 Class M	Holmes Master Issuer 2007-3	A/A2/A	£127,000,000	5.81938%	1.60%
Series 1 Class C	Holmes Master Issuer 2007-3	BBB/Baa2/BBB	£250,000,000	5.81938%	2.25%
Series 1 Class A1	Holmes Master Issuer 2008-1	AAA/Aaa/AAA	€ 2,257,200,000	4.74800%	0.44%
Series 1 Class A2	Holmes Master Issuer 2008-1	AAA/Aaa/AAA	€ 4,514,400,000	4.75000%	0.41%
Series 1 Class A3	Holmes Master Issuer 2008-1	AAA/Aaa/AAA	€ 1,003,200,000	5.38800%	0.47%
Series 1 Class A4	Holmes Master Issuer 2008-1	AAA/Aaa/AAA	€ 1,630,200,000	4.74700%	0.44%
Series 1 Class B	Holmes Master Issuer 2008-1	AA/Aa3/AA	£370,000,000	5.81938%	1.00%
Series 1 Class M	Holmes Master Issuer 2008-1	A/A2/A	£120,000,000	5.81938%	1.60%
Series 1 Class C	Holmes Master Issuer 2008-1	BBB/Baa2/BBB	£250,000,000	5.81938%	2.25%

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2008 to 08 September 2008

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1	Holmes 2007-2	Holmes 2007-3	Holmes 2008-1
02Q3	-	-	-	-	-	-	-	-	-
02Q4	-	-	-	-	-	-	-	-	-
03Q1	-	-	-	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	-	-	-	-
03Q4	-	-	-	-	-	-	-	-	-
04Q1	-	-	-	-	-	-	-	-	-
04Q2	-	-	-	-	-	-	-	-	-
04Q3	-	-	-	-	-	-	-	-	-
04Q4	-	-	-	-	-	-	-	-	-
05Q1	-	-	-	-	-	-	-	-	-
05Q2	-	1,001	-	-	-	-	-	-	-
05Q3	650	-	-	-	-	-	-	-	-
05Q4	-	-	-	-	-	-	-	-	-
06Q1	-	-	-	-	-	-	-	-	-
06Q2	-	-	-	-	-	-	-	-	-
06Q3	-	-	-	-	-	-	-	-	-
06Q4	-	-	1,018	-	-	-	-	-	-
07Q1	-	812	-	-	-	-	-	-	-
07Q2	-	-	-	-	-	-	-	-	-
07Q3	575	-	-	679	-	-	-	-	-
07Q4	-	-	-	-	-	-	-	-	-
08Q1	-	-	-	-	-	771	-	-	-
08Q2	-	221	-	388	-	600	715	-	-
08Q3	-	221	-	388	-	-	715	-	-

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2008 to 08 September 2008

All values are in thousands of pounds sterling unless otherwise stated

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1	Holmes 2007-2	Holmes 2007-3	Holmes 2008-1
08Q3	-	-	-	-	-	-	-	-	-
08Q4	-	221	1,272	-	-	-	-	-	-
09Q1	-	1,171	-	-	-	-	-	-	-
09Q2	-	-	-	342	-	-	-	-	-
09Q3	-	-	-	342	397	-	-	-	-
09Q4	-	-	-	-	397	-	-	-	-
10Q1	-	-	453	-	-	386	-	-	-
10Q2	-	-	453	-	-	386	1,664	-	-
10Q3	250	-	600	-	-	-	-	-	-
10Q4	-	-	-	1,526	1,632	-	-	-	-
11Q1	-	-	-	-	-	-	-	-	-
11Q2	-	-	-	-	-	2,649	654	-	-
11Q3	-	-	-	-	-	-	654	-	-
11Q4	-	-	-	-	-	-	654	-	-
12Q1	-	-	-	-	-	-	-	918	-
12Q2	-	-	-	-	-	-	-	918	-
12Q3	-	-	-	-	-	-	377	918	-
12Q4	-	-	-	-	-	515	-	-	-
13Q1	-	-	-	-	-	-	-	742	-
13Q2	-	-	-	-	-	-	-	742	-
13Q3	-	-	-	-	-	-	-	742	-
13Q4	-	-	-	-	-	-	-	-	-
14Q1	-	-	-	-	-	-	-	593	-
14Q2	-	-	-	-	-	-	-	593	-
14Q3	-	-	-	-	-	-	-	593	-
14Q4	-	-	-	-	-	-	-	-	7,500
15Q1	-	-	-	-	-	-	-	-	-

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2008 to 08 September 2008

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 8) PLC
Dated: 30 September 2008	By / s / Jessica Petrie
(Authorised Signatory)